

02003555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 5 2002
340

SEC FILE NUMBER
8- 46579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. KANE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Boulevard, Suite 1404
(No. and Street)

Los Angeles	California	90024- 0098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Kane (310) 208-1166
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name — if individual, state last, first, middle name)

6700 East Pacific Coast Highway, Suite 255	Long Beach,	California	90803
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VB 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Kane & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Signature

Michael W. Kane, President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 5 2002
340

M. KANE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
M. Kane & Company, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of M. Kane & Company, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of M. Kane & Company, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



Long Beach, California
January 21, 2002

M. KANE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents:		
Cash in bank (Notes 1 and 6)		$ 284,565
Money market account (Note 2)		157,661
Total cash and cash equivalents		442,226
Prepaid rent (Note 5)		12,800
Prepaid lease (Note 5)		5,454
Property and equipment (Note 1):		
Furniture and fixtures	$ 133,158	
Office equipment	153,449	
	286,607	
Accumulated depreciation	(143,413)	
Net property and equipment		143,194
Total assets		$ 603,674

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued interest payable (Note 4)		$ 2,000
Liabilities subordinated to claims of general creditors (Note 4)		150,000
Total liabilities		152,000
Commitments (Note 5)		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding - 100 shares	$ 10,000	
Additional paid-in capital	24,165	
Retained earnings	417,509	
Total stockholder's equity		451,674
Total liabilities and stockholder's equity		$ 603,674

The accompanying notes are an integral part of this financial statement.

M. KANE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(1) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees, underwriting fees, and fees for advisory services in connection with mergers and acquisitions generated throughout the United States.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

The Company elected S corporation status effective January 1, 1997. Earnings and losses after that date have been included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, with the exception of a 1-1/2% minimum California tax applied to the net income on all S corporations.

(2) MONEY MARKET AND INVESTMENTS

Money market funds consists of mutual fund investments in short-term U. S. Government Securities. The investment in exempt securities consist of an investment in a 30-day Federal Home Loan Bank Discount note. All funds were invested in money market funds as of December 31, 2001.

(3) PENSION PLAN

The Company sponsors a simplified employee pension plan (SEP) that covers all employees who have been full-time for three years or longer. For 2001, there was no contribution accrued.

(4) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The sole stockholder of the Company has advanced funds totalling $150,000 to the broker/dealer under a "subordinated loan agreement for equity capital" dated December 29, 1995, and approved by the National Association of Securities Dealers, Inc. effective as of that date. This agreement has been renewed and now matures on December 31, 2005, and provides for interest at 6.11%. Such interest for 2001 amounted to $9,165.

(5) COMMITMENTS

The Company leases office space under an operating lease expiring February 28, 2011. Minimum future rentals under this lease for each year and in the aggregate are approximately as follows:

Year Ended December 31	Amount
2002	$ 144,000
2003	150,000
2004	156,000
2005	162,000
2006	168,000
Thereafter	778,000
Total lease obligation	$ 1,558,000

(6) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash accounts at a bank with total bank balances of $275,210 at December 31, 2001. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

(7) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

Current - California	$ 1,000
Deferred	-
Total	$ 1,000

As discussed in Note 1, the Company changed its tax status from taxable to non-taxable effective as of January 1, 1997. Therefore, the provision reflects the California estimated franchise tax of 1-1/2% on S corporation income.

(8) DIVIDENDS

During the year, the Company declared and paid dividends to its sole stockholder totalling $1,913,889.

(9) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $429,190 which exceeded the required minimum capital by $329,190 and the aggregate indebtedness to net capital ratio was less than .01 to 1.